Filed Pursuant to Rule 253(g)(2)

File No. 024-12624

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 2 DATED AUGUST 17, 2026

TO THE OFFERING CIRCULAR DATED MAY 12, 2026

This document (“Supplement No. 2”) supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated May 12, 2026, as filed by us with the Securities and Exchange Commission (the “SEC”) on that same date (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

New Share Price

Effective as of the date of this Supplement No. 2, the purchase price per share of our common stock in this Offering is now $107.57/share.

Determination of the Offering Price

This share price reflects the Company’s net asset value (“NAV”) as of June 30, 2026, as determined under the Company’s Valuation Policy which is described in detail in the Offering Circular (See section titled “Determination of the Offering Price”).

The table below outlines various steps and figures associated with our Board-approved valuation of $107.57/share. All current stockholders’ total stock value now equals the number of shares owned multiplied by this updated share price.

The components of the Net Asset Value calculation as of June 30, 2026 and December 31, 2025, are detailed in the following tables.

Components of NAV	30-Jun-26	31-Dec-25

Investments in Farmland (1)	$124,889,458	$129,729,906
Investments in Farmland Mortgages (2)	$19,838,961	$23,380,922
Cash	$2,347,952	$1,480,606
Receivables and Accrued	$1,002,763	$1,660,447
Other	$188,182	$231,980
Total Assets	$148,267,316	$156,483,861

Accounts payable and accrued expenses	$1,049,508	$2,143,501
Lines of credit	$–	$–
Notes payable, unsecured (3)	$23,548,351	$25,446,026
Mortgages payable (4)	$–	$6,459,330
Total liabilities	$24,597,859	$34,048,857

Equity Value	$123,669,456	$122,435,004

Shares Outstanding	1,149,623.09	1,131,003.23
Fully Diluted Shares Outstanding (5)	1,149,623.09	1,133,003.23

NAV per Share (diluted)	$107.57	$108.06

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June 30, 2026 Footnotes

(1) Includes an appraised value of $119,888,335 and an organic premium of $5,001,123. There were $6,469,973 in divestments and $1,271,171 in new acquisitions between January 1, 2026 and June 30, 2026.

(2) Book basis net of allowances for loan losses and reflects market value. Includes Lines of Credit.

(3) Fair value of notes payable using 6.02% market interest rate and existing terms on outstanding notes payable.

Outstanding interest rates on notes payable range from 1% to 4%.

(4) As of June 30, 2026, the Company had no outstanding mortgages.

(5) As of June 30, 2026, the Company had no outstanding options to purchase stock.

December 31, 2025 Footnotes

(1) Includes an appraised value of $122,996,773, $5,120,575 in organic premium and $1,612,558 of new acquisitions between July 1, 2025 and December 31, 2025.

(2) Book basis net of allowances for loan losses and reflects market value. Includes Lines of Credit.

(3) Fair value of notes payable using 6.19% market interest rate and existing terms on outstanding notes payable.

Outstanding interest rates on notes payable range from 1% to 4%.

(4) Fair value of mortgages payable based on a current 6.1% variable rate relative to existing variable rates ranging from 6.20% to 6.35%.

(5) Diluted share count reflects the effects of option dilution on the value per share calculation.

Important Note Regarding this Determination of Share Price

Please note that our Board of Directors has determined the share price in accordance with our Valuation Policy dated January 22, 2025. This price, while based on management’s best estimate of the market value of our assets, and consistent with our recent valuation practices, may not bear any relationship to what our assets or shares would sell for in an open market or in the event of a liquidation. There is generally no public market for our shares. Because the share price is not based upon any public market valuation, the price may be different from the proceeds that you would receive in a resale of your shares if they were to be listed on an exchange or actively traded by broker-dealers.

We update our share price twice per year, typically in the winter and the summer. It is our belief that this will allow current stockholders to maintain a more precise valuation of their holdings and will allow us to ensure that our offering, stock redemptions, and dividend reinvestment terms are all more accurate and up to date.

Our Use of this Share Valuation

The recently approved share price is used for the sale of stock through our current Offering, as well as for our DRIP and to determine the repurchase price of shares under our Stock Redemption Program, at such time that the Company offers to redeem shares under that program.

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